EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Antigenics Inc.:

We consent to the use of our reports dated March 14, 2008, with respect to the consolidated balance sheets of Antigenics Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 14, 2008 on the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Boston, Massachusetts
April 17, 2008